Exhibit 10.1

Exhibit 10.1 to Hiland Holdings GP, LP 1st Quarter 2009 10-Q

Compensation of Conflicts Committee Members in Connection with Going Private Proposal

On February 19, 2009, the Board of Directors (the “Board”) of Hiland Partners GP Holdings, LLC, the general partner of Hiland Holdings GP, LP  (the “Partnership”), authorized the Conflicts Committee of the Board (the “Conflicts Committee”) to consider and respond to a proposal made by Harold Hamm, whereby Mr. Hamm and certain of his affiliates would acquire all of the outstanding common units of the Partnership that are not owned by Mr. Hamm, his affiliates or the Hamm family trusts (the “Proposal”).  The Conflicts Committee is composed of two independent directors, Dr. Bobby B. Lyle and Dr. Cheryl L. Evans. On February 19, 2009, the Board determined that, for service on the Conflicts Committee in connection with the Conflicts Committee’s consideration of the Proposal, all members of the Conflicts Committee will receive a one-time fee of $30,000, in lieu of the prior arrangement of $1,000 per meeting. No additional fees are expected to be paid to the members of the Conflicts Committee for attending meetings of the Conflicts Committee during the time period in which the Conflicts Committee is considering the Proposal. The fees payable to the members of the Conflicts Committee are in addition to the annual fees received by such directors for their services as a member of the Partnership’s Board and other committees thereof.